FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number: 000-31215

MIND C.T.I. LTD.
(Translation of Registrant's Name into English)

Industrial Park, Building 7, Yoqneam, Israel 20692
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

INCORPORATION BY REFERENCE

Exhibit 1 to this Report on Form 6-K is hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K consists of the following Exhibit, which is attached hereto and incorporated by reference herein:
1. Press Release: MIND Expands its SIP Billing Project at Megacable, Dated December 18, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2006

MIND C.T.I. LTD.
By: /s/ Monica Eisinger Name: Monica Eisinger =================== Title: Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.	Press Release: MIND Expands its SIP Billing Project at Megacable, Dated December 18, 2006.

Exhibit I

MIND Expands its SIP Billing Project at Megacable

Megacable, México's Largest Cable Operator, Rolls Out Telephony Services

Yoqneam, Israel, December 18, 2006 - MIND CTI Ltd. (NasdaqNM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for tier 2 and tier 3 carriers worldwide, today announced expansion of its SIP based billing project at Megacable, the leading cable operator in Mexico with over 1 million TV, data and voice subscribers.

Megafón, Megacable's new telephony services (as carrier of carrier services), was implemented in 4 cities in Mexico at the first phase of the project and following its success the service is being implemented at new locations.

The agreement between MIND and Megacable entitles MIND to follow-on orders based on new subscribers and Megafón's penetration into the Mexican market brings MIND new license revenue.

"We are certain that the MIND SIP billing solution will support both our growing operational needs, flexibility to interface with our existing BSS and OSS platforms and our increasing product offering" said Mr. Sergio Franco, CIO at Megacable.

"MIND is pleased that its platform is used as a key enabler for the new Voice over Cable NextGen offerings of Mexico's largest cable operator" commented Mr. Sagee Aran, VP at MIND CTI. "We are proud that our platform enables Megacable to expand its offering and provide its customers with reduced-cost voice services in addition to its cable and internet offerings" added Sagee.

About MIND
MIND CTI Ltd. is a leading provider of convergent prepaid and postpaid end-to-end billing and customer care solutions for VoIP, Mobile, Wireline and Quad-play carriers worldwide. Since 1997 MIND has been a pioneer in enabling the VoIP technology for emerging and incumbent service providers. In August 2005 MIND acquired Sentori, Inc., a US based provider of customer care and billing solutions to wireless carriers and mobile virtual network operators (MVNOs). Sentori, Inc. brings over ten years of wireless experience and seven years of a wireless operational solution to carriers. A global company, MIND operates from offices in Europe, Israel and the United States. MIND employs over 300 IT professionals and serves customers in more than 40 countries around the world.

For financial information, reports and presentations, please visit the Investor Relations site: http://www.mindcti.com/ir

About Megacable
Megacable is the largest cable operator in México. It offers a wide variety of television signals over 48 major cities in the Republic of México, including Guadalajara, Puebla, Torreón, Querétaro, Hermosillo, Veracruz, Xalapa, Tuxtla Gutiérrez, Mazatlán, Culiacán, and Tepic, among others. It was the first Latin American cable operator in offering Digital advance services, as well as broadband internet.
Its main headquarters are located in the city of Guadalajara, where the company operates a local cable station (Canal 6), and a via-satellite channel (VideoRola).
Megacable has more than 800,000 TV subscribers, 300,000 Broadband Internet subscribers, and recently has launched the Telephony service in the major cities like Guadalajara and Puebla achieving an excellent market acceptance.
Megacable has a modern infrastructure constructed with the most recent technological advances, 98% of its 14,500 km. of network is bi-directional allowing the company to offer advanced triple play services.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: 18882704056
investor@mindcti.com